ALLIED GOLD LIMITED

28 March 2007

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

PLACEMENT OF SHARES

Allied Gold Limited ("Allied") is pleased to announce that it has completed a placement of 40,800,000 ordinary shares at A$0.32 per share to raise A$13,056,000 (approximately US$10,450,000) before expenses.

The placement has been made to institutional clients of UK based Mirabaud Securities Limited and falls within the Company's 15% placement capacity as set out in the Australian Stock Exchange ("ASX") Listing Rule 7.1.

The funds will be use to:

1. purchase at least three (3) drill rigs with full support equipment including two (2) multi-purpose drill rigs and one (1) man portable drill rig and transport them to the Tabar Islands Group, off-shore Papua New Guinea (estimated cost US$4.0 million).
2. upgrade sample preparation facilities on site to facilitate enhanced assay turnaround times (estimated cost US$0.8 million).
3. fast track exploration on the Tabar Islands Group, with the near-term goal of increasing oxide material ore reserves from current levels of 673,000 ounces to in excess of 1 million ounces and upgrade a portion of the current 714,000 ounces of sulphide resources to ore reserves (estimated cost US$4.4 million).
4. additional working capital.

Allied is progressing the development of the Simberi Oxide Gold Project on the northern most island of the Tabar Islands Group, Simberi Island. The project, which has a capital expenditure budget of A$80 million, is designed to produce 84,000 ounces of gold per annum for around nine years. First production is slated for the second half of this calendar year and the company is pleased to report that construction activities remain on time and within budget.

Mark Caruso, Allied's Executive Chairman, commented:

"The additional funds raised in this placement will assist in reinvigorating our exploration program on the Tabar Islands, where we have in excess of 2,380,000 ounces of gold in mineral resources on Simberi Island, and numerous anomalies and drill targets identified outside of these resources throughout the island group. We believe that the Tabar Islands project has significant exploration potential and the purchase of our own drill rigs will assist in defining this potential. Meanwhile, the Simberi Oxide Gold Project is on schedule to be commissioned before year-end ensuring that any additional gold discoveries will have a good chance of being commercialized."

The new ordinary shares, when issued, will rank pari passu with the existing ordinary shares. Application will be made for the new ordinary shares to be admitted to trading on the ASX (stock code ALD) and on London's AIM (stock code AGLD).

For further information regarding this announcement, please contact Mark Caruso on +618 9353 3638.

Yours faithfully

Mark Caruso
Executive Chairman

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au